DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

July 30, 2010

Via EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DCA Total Return Fund (the “Registrant”)
Form N-14
File Nos. 333-167838, 811-21680

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s registration statement on Form N-14 filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended.

PEA 1 is being filed to update and complete the Registrant’s disclosures in Form N-14 (“Form N-14”) filed on June 28, 2010. PEA 1 reflects changes made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 13, 2010 and July 27, 2010, and includes other information not previously included in Form N-14.

PEA 1 includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) and statement of additional information.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 13, 2010 and July 27, 2010 to Form N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in Form N-14.

STAFF COMMENTS TO THE QUESTION AND ANSWER SECTION AND THE JOINT PROXY

STATEMENT/PROSPECTUS:

1. Staff Comment: In the Q&A section that precedes the Joint Proxy Statement/Prospectus, in the answer to Question 12, please remove the line entitled “Total Advisory and Administration Fees” and add a definition “average daily managed assets” in the applicable footnote.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

Registrant’s Response: Comment complied with. See page 3 of Q&A section in PEA 1.

2. Staff Comment: In the Q&A section that precedes the Joint Proxy Statement/Prospectus, in the answer to Question 13, please include an estimate of the costs of the reorganization and a description of the rationale for the cost allocation between the Funds and DCI.

Registrant’s Response: Comment complied with. See page 4 of Q&A section in PEA 1.

3. Staff Comment: In the Q&A section that precedes the Joint Proxy Statement/Prospectus, in the answer to Question 14, please provide an estimated Closing Date.

Registrant’s Response: Comment complied with. See page 4 of Q&A section in PEA 1.

4. Staff Comment: On page 25 of the Joint Proxy Statement/Prospectus, you refer to the “aggregate NAV.” Please clarify what the term means.

Registrant’s Response: Comment complied with. See page 13 of Joint Proxy Statement/Prospectus in PEA 1.

5. Staff Comment: Please clarify in the Joint Proxy Statement/Prospectus that each Fund computes its NAV using the same valuation methods and procedures.

Registrant’s Response: Comment complied with. See page 16 of Joint Proxy Statement/Prospectus in PEA 1.

6. Staff Comment: Please clarify in the Joint Proxy Statement/Prospectus that each holder of the DCW Total Return Fund will receive shares in the DCA Total Return Fund equal to the value of the shares held in DCW immediately prior to the merger.

Registrant’s Response: Comment complied with. See page 13 of Joint Proxy Statement/Prospectus in PEA 1.

7. Staff Comment: On page 24 of the Joint Proxy Statement/Prospectus, please confirm that, if Proposal 2 is adopted by a Fund, such Fund will no longer concentrate in any industry.

Registrant’s Response: The Registrant confirms that if Proposal 2 is adopted by a Fund, such Fund will no longer concentrate in any industry.

8. Staff Comment: With respect to page 26 of the Joint Proxy Statement/Prospectus, please describe whether the Board would consider liquidation of the Funds, assuming the Reorganization were not to occur.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

Registrant’s Response: The Registrant believes that the primary factors on page 26 appropriately describe the deliberations of the Board that occurred in connection with the conclusion that recommending the Reorganization to the shareholders was in the best interest of each Fund and its shareholders. The Board believes at this time that the best course of action is to present the Reorganization to the shareholders of each Fund, and if the Reorganization is not approved, to consider various other alternatives at that time.

9. Staff Comment: With respect to page 26 of the Joint Proxy Statement/Prospectus, please move the clarification at the end of the fifth bullet point to the beginning of that bullet point.

Registrant’s Response: Comment complied with. See page 14 of Joint Proxy Statement/Prospectus in PEA 1.

10. Staff Comment: With respect to page 26 of the Joint Proxy Statement/Prospectus, please clarify the meaning of the term “NAV recovery” in the last bullet point.

Registrant’s Response: The references to “NAV recovery” have been removed.

11. Staff Comment: On page 27 of the Joint Proxy Statement/Prospectus, please confirm whether Acquired Fund Fees and Expenses should be added as a separate line item to the Annual Fund Operating Expenses table.

Registrant’s Response: A separate line item has been added. See page 15 of Joint Proxy Statement/Prospectus in PEA 1.

12. Staff Comment: On page 27 of the Joint Proxy Statement/Prospectus, please confirm or revise the management fee data in light of the fact that management fees are calculated pursuant to the advisory agreement based on average daily managed assets and the tabular information here should be presented as a percentage of average net assets. In addition, please consider removing the “Net Annual Fund Operating Expenses” line because there are no reimbursements or waivers in connection with either Fund.

Registrant’s Response: Comment complied with. See page 15 of Joint Proxy Statement/Prospectus in PEA 1.

13. Staff Comment: On page 27 of the Joint Proxy Statement/Prospectus, please confirm that the 0.73% estimate for the Other Expenses of the Combined Fund conforms to the financial data provided in the pro forma Statement of Operations included elsewhere in the Form N-14.

Registrant’s Response: Comment complied with. Other Expenses have been revised to conform more closely to Instruction 3(d)(ii) of Item 3 in Form N-1A.

14. Staff Comment: On page 27 of the Joint Proxy Statement/Prospectus, in the Expense example, please revise all figures to be rounded to the nearest dollar.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

Registrant’s Response: Comment complied with. See page 16 of Joint Proxy Statement/Prospectus in PEA 1.

15. Staff Comment: To the extent there would be any material portfolio acquisitions or dispositions of securities that would occur in connection with or as a result of the proposed Reorganization, or any related material broker commissions, capital gains, or other costs incurred by the shareholders of either Fund, please include additional disclosure regarding these effects in the Joint Proxy Statement/Prospectus.

Registrant’s Response: Comment complied with. See page 16 of Joint Proxy Statement/Prospectus in PEA 1.

16. Staff Comment: On page 28 of the Joint Proxy Statement/Prospectus, please either remove the “*” located at the end of the narrative relating to “Investment Advisory and Administrative Fee” in the DCA Total Return Fund column, or insert the relevant footnote below.

Registrant’s Response: The “*’ was removed. See page 16 of Joint Proxy Statement/Prospectus in PEA 1.

17. Staff Comment: On page 29 of the Joint Proxy Statement/Prospectus, please confirm the investment objectives of each Fund.

Registrant’s Response: The Registrant confirms the investment objectives of each Fund.

18. Staff Comment: With respect to pages 30 and 31 of the Joint Proxy Statement/Prospectus, please clarify whether either Fund has any limitations on investment (other than those that apply to the Fund pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) or any other applicable law) with respect to (a) Mortgage-Related and Asset Backed Securities, (b) emerging market securities, or (c) derivatives – and if any such limits exist, please so state.

Registrant’s Response: The Registrant confirms that neither Fund has any such limitation.

19. Staff Comment: With respect to page 31 of the Joint Proxy Statement/Prospectus, please confirm that each Fund will comply with the investment restrictions imposed by the 1940 Act with respect to illiquid securities.

Registrant’s Response: The Registrant confirms that each Fund will comply with the investment restrictions imposed by the 1940 Act with respect to illiquid securities.

20. Staff Comment: Please confirm that neither Fund has issued preferred securities at any time since inception.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

Registrant’s Response: The Registrant confirms that neither Fund has issued preferred securities at any time since inception.

21. Staff Comment: On page 96 of the Joint Proxy Statement/Prospectus, please provide the unaudited capitalization information as of December 31, 2009.

Registrant’s Response: Comment complied with. See page 44 of Joint Proxy Statement/Prospectus in PEA 1.

STAFF COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION:

22. Staff Comment: With respect to the pro forma financial information, please include the language “See accompanying Notes to Financial Statements” on each page of the pro forma financial information.

Registrant’s Response: Comment complied with. See pages 2-14 of the Statement of Additional Information in PEA 1.

23. Staff Comment: On page 13 of the Statement of Additional Information, in the pro forma Statement of Operations, please explain the factors causing the significant reduction in audit and legal fees.

Registrant’s Response: The significant reduction in audit and legal fees primarily resulted from a change in the Funds Independent Registered Public Accounting Firm and Legal Counsel and, with respect to audit fees, the expense reduction that results from auditing one fund as opposed to two. The change of service providers was part of an overall expense rationalization exercise undertaken in the first quarter of 2009 by the Board and officers of the Funds. In addition, accrual adjustments, particularly with respect to audit fees, contributed to the expense reduction.

OTHER STAFF COMMENTS:

24. Staff Comment: Please confirm that, assuming that the Reorganization is consummated, the Registrant will file as a post-effective amendment to this Registration Statement, the tax opinion issued in connection with the Reorganization.

Registrant’s Response: The Registrant confirms that, as disclosed on page 5 of Part C, in section (3) of the Item 17. Undertakings section of the previously filed Form N-14, the Registrant intends to file such a post-effective amendment under the circumstances described above.

* * *

In addition to the above changes, the Registrant has also, among other things, completed certain data points and made certain clerical changes to the Registration Statement.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (303) 226-9885.

Very truly yours,

/S/ JEFFREY TAYLOR
Jeffrey Taylor
President, DCA Total Return Fund

cc:    Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP